FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 23, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc - Result of Annual General Meeting

23 April 2024

Following the Annual General Meeting held today at Gogarburn, Edinburgh EH12 1HQ, NatWest Group plc  (the "Company") announces the results of the poll vote for each resolution as follows. Resolutions 17, 18, 20, 21, 23 to 26 were passed as special resolutions.

	VOTESFOR	%	VOTESAGAINST	%	% of ISC VOTED	VOTESWITHHELD
Resolution 1 To receive the 2023 Report and Accounts	29,210,437,504	99.98	4,975,512	0.02	83.70%	51,658,784
Resolution 2 To approve the Annual remuneration report in the Directors' remuneration report	28,625,951,928	97.83	635,893,952	2.17	83.83%	5,220,112
Resolution 3 To declare a final dividend of 11.5 pence per ordinary share	29,264,437,176	100.00	1,045,544	0.00	83.84%	1,620,504
Resolution 4 To elect Rick Haythornthwaite as a Director	27,997,054,948	97.63	679,292,996	2.37	82.16%	590,726,920
Resolution 5 To elect Paul Thwaite as a Director	29,257,599,956	99.98	6,060,760	0.02	83.84%	3,414,148
Resolution 6 To re-elect Katie Murray as a Director	29,172,476,904	99.69	90,441,148	0.31	83.84%	4,193,804
Resolution 7 To re-elect Frank Dangeard as a Director	29,247,102,944	99.95	14,196,092	0.05	83.83%	5,770,792
Resolution 8 To re-elect Roisin Donnelly as a Director	29,251,352,476	99.97	9,791,272	0.03	83.83%	5,930,384
Resolution 9 To re-elect Patrick Flynn as a Director	29,042,286,092	99.25	219,010,844	0.75	83.83%	5,821,612
Resolution 10 To re-elect Yasmin Jetha as a Director	29,251,355,280	99.97	10,189,028	0.03	83.83%	5,536,892
Resolution 11 To re-elect Stuart Lewis as a Director	29,042,582,232	99.25	218,479,592	0.75	83.83%	5,657,820
Resolution 12 To re-elect Mark Seligman as a Director	28,517,669,920	99.17	238,643,360	0.83	82.39%	510,393,532
Resolution 13 To re-elect Lena Wilson as a Director	29,030,519,980	99.21	230,502,248	0.79	83.83%	5,691,160
Resolution 14 To re-appoint Ernst & Young LLP as auditors of the Company	29,015,048,532	99.15	248,175,084	0.85	83.84%	3,849,180
Resolution 15 To authorise the Group Audit Committee to fix the remuneration of the auditors	29,251,567,580	99.96	12,586,148	0.04	83.84%	2,963,100
Resolution 16 To renew the directors' authority to allot shares in the Company	28,402,969,412	97.06	860,078,580	2.94	83.84%	4,071,244
Resolution 17 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with an offer or issue of equity securities	28,775,192,108	98.53	430,158,676	1.47	83.67%	61,765,288
Resolution 18 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with the financing of a transaction	28,505,554,628	97.60	700,935,576	2.40	83.67%	60,632,964
Resolution 19 To renew the directors' authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in relation to Equity Convertible Notes	28,939,748,388	98.90	322,787,040	1.10	83.84%	4,587,864
Resolution 20 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with Equity Convertible Notes	28,938,287,772	98.89	323,957,484	1.11	83.83%	4,878,716
Resolution 21 To renew the authority to permit the holding of General Meetings on 14 clear days' notice	28,257,966,576	96.56	1,006,522,400	3.44	83.84%	2,633,708
Resolution 22 To renew the authority in respect of political donations and expenditure by the Company in terms of sections 366 and 367 of the Companies Act 2006	28,957,610,712	98.96	304,847,536	1.04	83.84%	4,631,144
Resolution 23 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	28,924,669,776	98.90	321,949,976	1.10	83.79%	20,488,516
Resolution 24 To amend the Directed Buyback Contract	19,023,150,332	98.43	302,834,256	1.57	55.37%	4,564,528
Resolution 25 To renew the authority to make off-market purchases of ordinary shares from HM Treasury	19,259,293,176	99.65	68,570,844	0.35	55.37%	2,678,788
Resolution 26 To authorise the Company to make off-market purchases of preference shares	29,169,923,568	99.68	93,807,084	0.32	83.84%	3,366,220
Resolution 27To approve the NatWest Group plc 2024 Employee Share Plan rules	28,966,778,080	98.99	296,392,288	1.01	83.84%	3,877,800
Resolution 28To renew the authority to offer shares in lieu of a cash dividend on ordinary shares	29,193,181,568	99.76	71,457,624	0.24	83.84%	2,480,608

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, a copy of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

A full text of the resolutions can be found in the Notice of Meeting which is available on the Company's website at
www.natwestgroup.com.

As at 19 April 2023 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 34,904,718,000.

Contact
Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 23 April 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary